                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)


                                GTI CORPORATION
                                (Name of issuer)

                    COMMON STOCK, $0.04 PAR VALUE PER SHARE
                         (Title of class of securities)

                                  362360 10 9
                                 (CUSIP number)

  L Sharp, Company Secretary, Telemetrix PLC, Knaves Beech Estate, Loudwater,
                 High Wycombe, Buckinghamshire HP10 9QZ England

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                 May 15, 1997
                     (Date of event which requires filing
                              of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (Continued on following pages)

                             (Page 1 of 19 Pages)

                         Exhibit Index is on page 20.

-----------------------                                  ---------------------
  CUSIP NO. 362360 10 9                 13D                PAGE 2 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    William Peter Venter
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      000-00-0000

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                              [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Africa

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 2(a))

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (See Item 2(a))
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 2(a))

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 2(a))
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------


      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 362360 10 9                 13D                PAGE 3 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Biltron (PTY) Limited
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                              [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Africa

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 2(a))

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (See Item 2(a))
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 2(a))

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 2(a))
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------



      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 362360 10 9                 13D                PAGE 4 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Ventron Corporation Limited
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                              [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Africa

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 2(a))

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (See Item 2(a))
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 2(a))

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 2(a))
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------



      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 362360 10 9                 13D                PAGE 5 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Allied Electronics Corporation Limited
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      000-00-0000

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                              [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Africa

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 2(a))

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 (See Item 2(a))
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 2(a))

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 2(a))
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%

------------------------------------------------------------------------------



      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 362360 10 9                 13D                PAGE 6 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Telemetrix PLC
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      000-00-0000

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF, 00, BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                              [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England and Wales

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER  6,444,587
   BENEFICIALLY      8    (Includes 8,110 shares of GTI Preferred Stock
                          convertible into 1,900,287 shares of GTI Common Stock
     OWNED BY             and 250,000 shares of GTI Common Stock issuable upon
                          exercise of a Warrant)
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              0

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER  6,444,587
                     10 (Includes 8,110 shares of GTI Preferred Stock convertible into 1,900,287 shares of GTI Common Stock and 250,000 shares of GTI Common Stock issuable upon exercise of a Warrant)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  6,444,587
 11 (Includes 8,110 shares of GTI Preferred Stock convertible into 1,900,287 shares of GTI Common Stock and 250,000 shares of GTI Common Stock issuable upon exercise of a Warrant)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      57.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 362360 10 9                 13D                PAGE 7 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Telemetrix Investments Limited
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      000-00-00000

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                              [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England and Wales

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,744,587 (Includes 8,110 shares of GTI Preferred
     OWNED BY             Stock convertible into 1,900,287 shares of GTI Common
                          Stock)
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9
                          0
      PERSON
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          5,744,587 (Includes 8,110 shares of GTI Preferred
                          Stock convertible into 1,900,287 shares of GTI Common
                          Stock)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      5,744,587

      (Includes 8,110 shares of GTI Preferred Stock convertible into 1,900,287 shares of GTI Common Stock)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [ ]


------------------------------------------------------------------------------


      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      52.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 362360 10 9                 13D                PAGE 8 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Telemetrix Overseas Investments BV
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      000-00-0000

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                              [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      The Netherlands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          450,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          450,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      450,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                      [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.0%

------------------------------------------------------------------------------


      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              AMENDMENT NO. 11 TO
                                 SCHEDULE 13D


          This Amendment No. 11 to Schedule 13D is being filed on behalf of Dr. William P. Venter ("Venter"), Biltron (PTY) Limited, a South African corporation ("Biltron"), Ventron Corporation Limited, a South African corporation ("Ventron"), Allied Electronics Corporation Limited, a South African corporation ("Altron"), Telemetrix PLC, a company incorporated in England and Wales ("Telemetrix"), Telemetrix Investments Limited, a company incorporated in England and Wales ("Investments"), and Telemetrix Overseas Investments BV, a Dutch corporation ("Overseas") (collectively, the "Reporting Persons"), to amend the Schedule 13D, dated February 20, 1987, as amended by Amendment No. 1, dated June 13, 1987, Amendment No. 2, dated October 2, 1987, Amendment No. 3, filed on or about November 14, 1988, Amendment No. 4, dated February 17, 1989, Amendment No. 5, dated March 22, 1990, Amendment No. 6 dated September 17, 1990, Amendment No. 6(sic) dated February 6, 1992, Amendment No. 7(sic) dated March 31, 1992, Amendment No. 9 dated December 7, 1992 and Amendment No. 10 dated August 8, 1994 (as amended, the "Schedule 13D"), relating to shares of Common Stock, par value $.04 per share ("GTI Common Stock"), issued by GTI Corporation, a Delaware corporation ("GTI").

          This Schedule 13D is subject to the electronic filing requirements of the Securities and Exchange Commission. In accordance with Rule 101(a)(2)(ii) of Regulation S-T under the Securities Exchange Act of 1934, as amended, this Amendment restates portions of the entire text of the Schedule 13D since it is the first electronic amendment.

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the GTI Common Stock issued by GTI whose principal executive offices are located at 9715 Business Park Avenue, San Diego, California 92131-1642.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Telemetrix and its wholly owned subsidiaries, Investments and Overseas. In addition, this statement is filed by Venter, Biltron, Ventron and Altron (the "Discretionary Beneficiaries") for the purpose of disclaiming any beneficial ownership in the GTI Common Stock. The names of the directors and executive officers of Biltron, Ventron, Altron, Telemetrix, Investments and Overseas are as set forth in Exhibit 1 hereto.

               Each of the Discretionary Beneficiaries expressly disclaims beneficial ownership of the GTI Common Stock for all purposes, including for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. None of the Discretionary Beneficiaries owns, directly or indirectly, any shares of Telemetrix, which is the direct owner of the GTI Common Stock. Rather, the Discretionary Beneficiaries may be deemed to have contingent beneficial interests in one or more of several discretionary trusts that collectively own, directly or indirectly, approximately 47.1% of the outstanding Telemetrix ordinary shares. Aside from Venter, who is a trustee of one such trust, which owns less than 1% of the outstanding Telemetrix ordinary shares, and who has the power, under limited circumstances, to remove and replace the trustees of certain other trusts, none of the

     Discretionary Beneficiaries may be deemed to have the ability to control or influence the voting or disposition of Telemetrix ordinary shares held by the trusts. Relevant trust law limits Venter's ability to control or influence the voting or disposition of Telemetrix ordinary shares held by the trusts, including the trust of which he is a trustee. Further, English Company Law and London Stock Exchange regulations limit Venter's ability, as one of seven directors, to control or influence Telemetrix generally or as to the voting or disposition of the shares of GTI Common Stock held by Telemetrix.

          (b) The address of the principal business and principal office of (i) Venter, Ventron and Altron is 4 Sherborne Road, Parktown, Johannesburg 2001, South Africa, (ii) Biltron is corner Brakpan and Van Dyk Roads, Boksburg East 1459, South Africa, (iii) Telemetrix and Investments is Knaves Beech Estate, Loudwater, High Wycombe, Buckinghamshire HP10 9QZ, England and (iv) Overseas is 3032 AC Rotterdam, Hofplein 19, The Netherlands. The business address of each of the directors and executive officers of Biltron, Ventron, Altron, Telemetrix, Investments and Overseas are as set forth in Exhibit 1.

          (c) Venter's principal employment is as Chairman of both (i) Ventron, whose stock is publicly traded on the Johannesburg Stock Exchange and whose principal business is its direct and indirect ownership of 52.8% of the outstanding voting securities of Altron, and (ii) Altron, whose stock is also publicly traded on the Johannesburg Stock Exchange and whose principal business, conducted through operating subsidiaries, consists of (A) developing, designing, manufacturing, installing and distributing electrical and electronics and telecommunications oriented products and systems both in South Africa and abroad, (B) providing a diverse range of products and systems in the information technology industry embracing computer-aided design and processing, reprographics and business communications, and (C) operations in several segments of the power electrical industry, including power generation, transmission and distribution, energy measurement and control and lighting and electrical accessories.

          Biltron is a holding company, 100% of the outstanding capital stock of which is owned or controlled by Venter. Biltron's principal business is its registered ownership of 59.8% of Ventron's outstanding voting securities.

          Telemetrix is a public company whose stock is listed on the London Stock Exchange. Telemetrix and its subsidiaries are primarily engaged in the supply of specialized electronic components, test equipment and services to the international telecommunications and networking industries.

          The principal business of Investments is to make and hold investments.

          The principal business of Overseas is to make and hold investments.

          The principal occupation or employment of the directors and executive officers of Biltron, Ventron, Altron, Telemetrix, Investments and Overseas is set forth in Exhibit 1 hereto.

          (d),(e) During the last five (5) years, none of (i) the Reporting Persons or (ii) any of the persons listed on Exhibit 1 (A) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (B) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Venter is a citizen of South Africa. Biltron, Ventron, and Altron are South African corporations. Telemetrix and Investments are companies incorporated in England and Wales. Overseas is a Dutch corporation. The citizenship of the directors and executive officers of Biltron, Ventron, Altron, Telemetrix, Investments and Overseas is set forth in Exhibit 1 hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) Pursuant to the Stock Acquisition Agreement dated February 6, 1987 between GTI and Altech USA, Inc., a Delaware corporation ("Altech") wholly-owned by The Titan Investment Trust, a Cayman Islands discretionary trust of which Altron is a beneficiary (the "Titan Trust"), filed as Exhibit C to the initial Schedule 13D, Altech acquired 1,495,000 shares of GTI Common Stock from GTI. The aggregate consideration for the GTI Common Stock was $5,980,000 in cash. The source of such funds was loans from Biltek, Inc., a Panamanian corporation ("Biltek"), and Electronic Supply Corporation, a Delaware corporation, each an affiliate of Altech.

               Pursuant to the Stock Exchange Agreement dated February 6, 1987 between GTI and Esco Sales, Inc., a Delaware corporation ("Esco") at that time wholly-owned by the Titan Trust, filed as Exhibit D to the initial
     Schedule 13D, Esco acquired 625,000 shares of GTI Common Stock from GTI. The consideration for such GTI Common Stock was 200 shares of the common stock of Electronic Supply Corporation, a Delaware corporation and a wholly-owned subsidiary of Esco.

          (b) Pursuant to the Agreement of Purchase and Sale dated as of June 11, 1987 between Altech and Biltek, filed as Exhibit F to Amendment No. 1 to the Schedule 13D, Altech transferred 283,000 shares of GTI Common Stock to Biltek, at a per share price of $4.00, aggregating $1,132,000, of which $132,000 was paid in cash and $1,000,000 was paid through cancellation of Altech's indebtedness to Biltek.

          Pursuant to the Agreement of Purchase and Sale dated as of June 11, 1987 between Altech and Verton, Inc., a Panamanian corporation ("Verton"), filed as Exhibit G to Amendment No. 1 to the Schedule 13D, Altech transferred 33,000 shares of GTI Common Stock to Verton, at a per share price of $4.00, all $132,000 of which was paid in cash.

          (c) On October 29, 1987, Esco purchased 20,000 shares of GTI Common Stock in open market sales for an aggregate purchase price of $66,125, all of which was paid in cash out of Esco's general funds.

          (d) Pursuant to the Stock Purchase Agreement dated June 22, 1988 between GTI and Belboland B.V., a Netherlands corporation, and the Agreement, dated September 2, 1988 among Altron, Telemetrix and the directors of Telemetrix, filed as Exhibits G and H, respectively, to Amendment No. 3 to the Schedule 13D, Telemetrix acquired 8,110 shares of $35 Cumulative Convertible Preferred Stock, par value $1.00 per share of GTI (the "GTI

     Preferred Stock"), and 1,495,000 shares of GTI Common Stock. The aggregate amount of consideration for the GTI Common Stock was $6,338,800 payable in 7,866,468 Telemetrix ordinary shares. The aggregate amount of consideration for the 8,110 shares of GTI Preferred Stock was $8,110,000, payable in 10,064,532 Telemetrix ordinary shares. As a result of the transactions effected pursuant to the foregoing agreements, Altech, Esco, Biltek and Verton no longer held any equity securities of GTI.

          (e) In October, November and December of 1988, Telemetrix acquired an aggregate of 253,000 shares of GTI Common Stock through a series of open market purchases for an aggregate purchase price of $846,475 in cash. The source of such funds was Telemetrix's cash reserves.

          (f) Pursuant to the Common Stock Subscription Agreement, dated June 29, 1990, by and between GTI and Telemetrix and filed as Exhibit I to Amendment No. 6 to the Schedule 13D, Telemetrix acquired 2,500,000 shares of GTI Common Stock. The aggregate amount of consideration for the GTI Common Stock was $7,500,000 in cash. The source of such funds for Telemetrix was a medium term loan from Barclays Bank.

          (g) Pursuant to the Share Transfer Agreement No. 2, dated December 16, 1992, and the Share Transfer Agreement, dated December 31, 1993, between Telemetrix and Investments filed as Exhibits 2 and 3, respectively, to Amendment No. 10 to the Schedule 13D, Telemetrix contributed 3,919,300 shares of GTI Common Stock and 8,110 shares of GTI Preferred Stock to Investments, a wholly-owned subsidiary of Telemetrix, in exchange for an aggregate of 673,600 Ordinary Shares of Investments.

          (h) In January 1995, Investments purchased 375,000 shares of GTI Common Stock from GTI for an aggregate purchase price of $5,812,500 all of which was paid in cash. The source of such funds was Telemetrix's cash reserves.

          (i) Pursuant to the Share Sale Agreement, dated December 21, 1994 between Investments and Telemetrix and filed as Exhibit 2 hereto, Investments transferred 450,000 shares of GTI Common Stock to Telemetrix in exchange for an intercompany debt obligation of Telemetrix in the amount of (Pounds)4,109,787. Telemetrix subsequently contributed such 450,000 shares of GTI Common Stock to Overseas in exchange for one share, par value 1000 Dutch Guilders (NLG 1,000), of Overseas.

          (j) Pursuant to a Note Purchase Agreement dated as of February 10, 1997, Valor Electronics Inc., a wholly-owned subsidiary of GTI, borrowed $2,500,000 from Telemetrix. In connection with the loan, GTI issued to Telemetrix a Warrant to acquire 250,000 shares of GTI Common Stock at an exercise price of $6 per share. Exercise of the Warrant was conditioned upon the approval by the shareholders of GTI of an amendment to the Certificate of Incorporation of GTI increasing the number of authorized shares to a number adequate to cover the shares issuable upon exercise of the Warrant. The shareholder approval was obtained on May 15, 1997 and the Warrant became exercisable on that date.

ITEM 4.  PURPOSE OF TRANSACTION.

          At the time of its initial acquisition of GTI Common Stock, Altron had been interested in investing in one or more United States-based companies with operations in fields related to those of its South African and international operating subsidiaries. The principal purpose of the acquisitions of the shares of GTI Common Stock and GTI Preferred Stock described in paragraphs (a),(b),(c),(d) and (e) of Item 3 hereof was to effect such investments.

          The principal purpose of the acquisition of the GTI Common Stock described in paragraph (f) of Item 3 hereof was to provide a portion of the funds required by GTI in connection with GTI's acquisition of approximately 91% of the outstanding capital stock of Valor Electronics, Inc., a California corporation, which develops, manufactures and distributes a variety of electronic component parts and subsystems.

          The purpose of Telemetrix's contribution of 3,919,300 shares of GTI Common Stock and 8,110 shares of GTI Preferred Stock to Investments, a wholly-owned subsidiary of Telemetrix, described in paragraph (g) of Item 3 hereof was to effect an internal restructuring of the investments of Telemetrix.

          The purpose of the acquisition described in paragraph (h) of Item 3 hereof was to provide a portion of the funds for the acquisition by GTI of 71.5% of Promptus Communications, Inc., a Rhode Island corporation, on January 6, 1995. The percentage of the outstanding GTI Common Stock beneficially owned by the Reporting Persons did not change as a result of the foregoing acquisition as GTI concurrently issued an additional 275,000 shares to unrelated third parties.

          The purpose of Investments' transfer of 450,000 shares of GTI Common Stock to Telemetrix and Telemetrix's subsequent contribution of such 450,000 shares of GTI Common Stock to Overseas described in paragraph (i) of Item 3 hereof was to effect an internal restructuring of the investments of Telemetrix.

          Telemetrix provided the loan to Valor Electronics Inc., a wholly-owned subsidiary of GTI, and obtained the Common Stock Purchase Warrant in connection with the loan, for the purpose of providing Valor with funds needed to alleviate liquidity shortfalls caused primarily by operating losses experienced at that time.

          At the time of the initial filing of the Schedule 13D, the persons and entities making such filing (the "Initial Reporting Persons") stated that they intended, through their representatives on GTI's Board, to actively participate in GTI's management policies. In their discussions with GTI's Directors, Venter and Altron indicated, and believed that said Directors understood, that the Initial Reporting Persons desired that GTI's business operations should grow substantially through acquisition of and/or mergers with other electronics-based companies, as well as through internal expansion. The Initial Reporting Persons contemplated that acquisitions by GTI would be primarily concentrated in fields related to those in which GTI and its operating subsidiaries operate, and would take the form of stock-for-stock exchanges, stock purchases, asset purchases, mergers, or any combination thereof. With this view in mind, the Initial Reporting Persons intended to follow GTI's business operations, as well as the market for GTI's Common Stock, and to consider purchases of additional shares in the open market or in private transactions, subject to price, availability, other market factors and the Initial Reporting Persons' evaluation of GTI's business operations. At that time, the Initial Reporting Persons stated that they might in the future seek to control GTI by obtaining a majority of its outstanding voting securities and/or a majority of the seats on GTI's Board of Directors. The Initial Reporting Persons also stated that, depending on market developments, economic conditions, the status of GTI's business operations, and other factors, the Initial Reporting Persons might decide to dispose of some or all of their GTI Common Stock, publicly or privately.

          The intentions of Telemetrix, Investments and Overseas, the only remaining Reporting Persons beneficially owning GTI Common Stock (the "Telemetrix Reporting Persons"), remain consistent with the foregoing. Except as described herein, the Telemetrix Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Securities and Exchange Commission form of report on Schedule 13D. However, the Telemetrix Reporting Persons will continue to review the business of GTI and, depending upon the price of GTI Common Stock, subsequent developments affecting GTI, GTI's business and prospects, other investment and business opportunities available to the Telemetrix Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may in the future determine to take one or more of such actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a),(b) Investments owns and has the sole power to vote or to direct the vote, and to dispose or direct the disposition, of an aggregate of (i) 8,110 shares of GTI Preferred Stock, presently convertible into an aggregate of 1,900,287 shares of GTI Common Stock and entitling the holders thereof to an aggregate of 1,900,287 votes, and (ii) 3,844,300 shares of GTI Common Stock. Overseas owns and has the sole power to vote or to direct the vote, and to dispose or direct the disposition, of 450,000 shares of GTI Common Stock. The Reporting Persons believe the foregoing represent 100% of the issued and outstanding shares of GTI Preferred Stock (estimated to be approximately 17.5% of the outstanding GTI voting power) and approximately 47.9% of the issued and outstanding shares of GTI Common Stock (estimated to be approximately 39.5% of the outstanding GTI voting power), or a combined aggregate of approximately 57.0% of the outstanding GTI voting power.

          Telemetrix, as the sole shareholder of Investments and Overseas, may be deemed to own beneficially the shares of GTI Common Stock and GTI Preferred Stock held of record by Investments and the shares of GTI Common Stock held of record by Overseas. Telemetrix also owns a Common Stock Purchase Warrant to purchase 250,000 shares of GTI Common Stock.

          While Telemetrix is a publicly held company, prior to November 30, 1991, more than a majority of the outstanding shares of capital stock of Telemetrix (the "Telemetrix Shares") were held by an affiliate for Altron, a publicly held South African corporation, in respect of Altron's discretionary beneficial interest in Telemetrix. On November 30, 1991 Altron sold the majority of its discretionary beneficial interest in Telemetrix Shares to its shareholders (the "Sale"). Altron retained a residual discretionary beneficial interest in Telemetrix Shares which Altron believes currently represent approximately 5.9% of the total outstanding shares of capital stock of Telemetrix. Altron disclaims beneficial ownership in any securities of GTI.

          Ventron holds a 52.8% direct and indirect shareholding in Altron. Ventron renounced substantially all of its entitlement to purchase Telemetrix Shares in the Sale to Ventron's shareholders. Biltron is the registered owner of a 59.8% shareholding in Ventron. Biltron thus acquired its portion of Ventron's entitlement to Telemetrix Shares in the Sale. Ventron and Biltron disclaim beneficial ownership in any securities of GTI.

          Venter, a South African citizen, owns or controls 100% of the outstanding capital stock of Biltron which in turns holds a 59.8% registered shareholding in Ventron. Thus, Venter, through his related family trusts and corporations, acquired a discretionary beneficial interest in Telemetrix Shares in the Sale by way of Biltron's entitlement referred to above.

          Venter, through certain related family trusts and corporations, may be deemed to have discretionary beneficial interests in trusts that own, directly or indirectly, approximately 47.1% of the outstanding Telemetrix shares. Venter disclaims any beneficial ownership of any securities of GTI.

          (c) None of the Reporting Persons has effected any transaction in the GTI Common Stock or GTI Preferred Stock during the past 60 days.

          (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of GTI Common Stock and GTI Preferred Stock beneficially owned by Telemetrix.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Telemetrix and Investments entered into the Share Sale Agreement, dated December 21, 1994, pursuant to which Investments transferred 450,000 shares of GTI Common Stock to Telemetrix in exchange for an intercompany debt obligation of Telemetrix in the amount of (Pounds)4,109,787. Telemetrix subsequently contributed such 450,000 shares of GTI Common Stock to Overseas in exchange for one share, par value 1000 Dutch Guilders (NLG 1,000), of Overseas. A copy of the Share Sale Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit.
-------

Exhibit 1      Information regarding Directors and Executive Officers.

Exhibit A      Joint Filing Agreement (filed as Exhibit A to the Schedule 13D, dated February 20, 1987).

Exhibit B      List of Directors, Executive Officers and 5% Shareholders of
               Corporate Members of the Group (Including Directors of Their 50%
               Shareholders Which Are Corporation) (filed as Exhibit B to the
               Schedule 13D, dated February 20, 1987).

Exhibit C      Stock Acquisition Agreement, dated February 6, 1987, between GTI and Altech (filed as Exhibit C to the Schedule 13D, dated
               February 20, 1987).

Exhibit D      Stock Exchange Agreement, dated February 6, 1987, between GTI and
               Esco (filed as Exhibit D to the Schedule 13D, dated February 20,
               1987).

Exhibit E      Finder's Fee Agreement, dated October 1, 1986, between Catric
               Corporation and Allied Technologies Limited (Altron/Altech Group)
               (filed as Exhibit E to the Schedule 13D, dated February 20,
               1987).

Exhibit F      Agreement of Purchase and Sale, dated June 11, 1987, between
               Altech and Biltek (filed as Exhibit F to Amendment No. 1 to the
               Schedule 13D, dated June 13, 1987).

Exhibit G      Agreement of Purchase and Sale, dated June 11, 1987, between
               Altech and Verton (filed as Exhibit G to Amendment No. 1 to the
               Schedule 13D, dated June 13, 1987).

Exhibit H      Joint Filing Agreement, dated October 28, 1988 (filed as Exhibit
               F to Amendment No. 3 to Schedule 13D, filed on or about November
               14, 1988).

Exhibit I Stock Purchase Agreement, dated June 22, 1988 between GTI Corporation and Belboland B.V. (filed as Exhibit G to Amendment No. 3 to Schedule 13D, filed on or about November 14, 1988).

Exhibit J      Agreement, dated September 2, 1988, among Telemetrix PLC, the directors of Telemetrix PLC and Allied Electronics Corporation
               (filed as Exhibit H to Amendment No. 3 to Schedule 13D, filed on or about November 14, 1988).

Exhibit K      Common Stock Subscription Agreement, dated June 29, 1990 between
               GTI and Telemetrix (filed as Exhibit I to Amendment No. 6 to
               Schedule 13D, dated September 17, 1990).

Exhibit L      Joint Filing Statement (filed as Exhibit 1 to Amendment No. 10 to
               Schedule 13D, dated August 8, 1994).

Exhibit M      Share Transfer Agreement No. 2, dated December 16, 1992, between
               Telemetrix PLC and Telemetrix Investment Limited (filed as
               Exhibit 2 to Amendment No. 10 to Schedule 13D, dated August 8,
               1994).

Exhibit N      Share Transfer Agreement, dated December 31, 1993, between
               Telemetrix PLC and Telemetrix Investments Limited (filed as
               Exhibit 3 to Amendment No. 10 to Schedule 13D, dated August 8,
               1994).

Exhibit O      Share Sale Agreement, dated December 21, 1994, between Telemetrix
               PLC and Telemetrix Investments Limited.

Exhibit P      Joint Filing Statement as required by Rule 13d-1(f) under the
               Securities Exchange Act of 1934, as amended.

Exhibit Q      GTI Corporation Common Stock Purchase Warrant dated February 10,
               1997.

                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Amendment statement is true, complete and correct.

Dated:  May 30, 1997.


                                 WILLIAM P. VENTER
                              ------------------------
                              Dr. William P. Venter


                              BILTRON (PTY) LIMITED


                              By: WILLIAM P. VENTER
                                 ---------------------
                              Name:  Dr. William P. Venter
                              Title: Director


                              VENTRON CORPORATION LIMITED


                              By: WILLIAM P. VENTER
                                 ---------------------
                              Name:  Dr. William P. Venter
                              Title: Director/Chairman


                              ALLIED ELECTRONICS CORPORATION LIMITED


                              By: WILLIAM P. VENTER
                                 ---------------------
                              Name:  Dr. William P. Venter
                              Title: Director/Chairman


                              TELEMETRIX PLC


                              By: TIMOTHY M. CURTIS
                                 ---------------------
                              Name:  Timothy M. Curtis
                              Title: Director

                              TELEMETRIX INVESTMENTS LIMITED


                              By: TIMOTHY M. CURTIS
                                 ------------------------
                              Name:  Timothy M. Curtis
                              Title: Director



                              TELEMETRIX OVERSEAS INVESTMENTS BV


                              By: B.D. RATTRAY
                                 ------------------------
                              Name:  B.D. Rattray
                              Title: Director

                                 EXHIBIT INDEX

Exhibit
  No                            Description
-------                         -----------
  1                 Information regarding Directors and Executive Officers.

  A                 Joint Filing Agreement (filed as Exhibit A to the Schedule 13D, dated February 20, 1987).

  B                 List of Directors, Executive Officers and 5% Shareholders of
                    Corporate Members of the Group (Including Directors of Their 50%
                    Shareholders Which Are Corporation) (filed as Exhibit B to the
                    Schedule 13D, dated February 20, 1987).

  C                 Stock Acquisition Agreement, dated February 6, 1987, between
                    GTI and Altech (filed as Exhibit C to the Schedule 13D, dated
                    February 20, 1987).

  D                 Stock Exchange Agreement, dated February 6, 1987, between GTI and
                    Esco (filed as Exhibit D to the Schedule 13D, dated February 20, 1987).

  E                 Finder's Fee Agreement, dated October 1, 1986, between Catric
                    Corporation and Allied Technologies Limited (Altron/Altech Group)
                    (filed as Exhibit E to the Schedule 13D, dated February 20, 1987).

  F                 Agreement of Purchase and Sale, dated June 11, 1987, between
                    Altech and Biltek (filed as Exhibit F to Amendment No. 1 to the Schedule 13D, dated June 13, 1987).

  G                 Agreement of Purchase and Sale, dated June 11, 1987, between
                    Altech and Verton (filed as Exhibit G to Amendment No. 1 to the Schedule 13D, dated June 13, 1987).

  H                 Joint Filing Agreement, dated October 28, 1988 (filed as
                    Exhibit F to Amendment No. 3 to Schedule 13D, filed on or about
                    November 14, 1988).

  I                 Stock Purchase Agreement, dated June 22, 1988 between GTI
                    Corporation and Belboland B.V. (filed as Exhibit G to Amendment
                    No. 3 to Schedule 13D, filed on or about November 14, 1988).


Exhibit
  No                            Description
-------                         -----------
  J                  Agreement, dated September 2, 1988, among Telemetrix PLC, the directors of Telemetrix PLC and Allied Electronics Corporation
                     (filed as Exhibit H to Amendment No. 3 to Schedule 13D, filed on or about November 14, 1988).

  K                  Common Stock Subscription Agreement, dated June 29, 1990
                     between GTI and Telemetrix (filed as Exhibit I to Amendment No. 6 to Schedule 13D, dated September 17, 1990).

  L                  Joint Filing Statement (filed as Exhibit 1 to Amendment No. 10 to
                     Schedule 13D, dated August 8, 1994).

  M                  Share Transfer Agreement No. 2, dated December 16, 1992, between
                     Telemetrix PLC and Telemetrix Investment Limited (filed as Exhibit
                     2 to Amendment No. 10 to Schedule 13D, dated August 8, 1994).

  N                  Share Transfer Agreement, dated December 31, 1993, between
                     Telemetrix PLC and Telemetrix Investments Limited (filed as
                     Exhibit 3 to Amendment No. 10 to Schedule 13D, dated August 8, 1994).

  O                  Share Sale Agreement, dated December 21, 1994, between Telemetrix
                     PLC and Telemetrix Investments Limited.

  P                  Joint Filing Statement as required by Rule 13d-1(f) under the
                     Securities Exchange Act of 1934, as amended.

  Q                  GTI Corporation Common Stock Purchase Warrant dated February 10, 1997.